Hormone replacement therapy Avaden(R) approved

Berlin, Germany, January 8, 2002; Schering AG, Germany (FSE: SCH,
NYSE: SHR), has received approval from the French health authorities to market Avaden(R) (estradiol/gestodene), a new hormone replacement product for women.
"The approval of Avaden(R) is another milestone in our strategy to expand our product portfolio in the field of hormone therapy," said Prof. Dr. Alexander Ruebig, Head of Corporate Strategic Marketing Fertility Control and Hormone Therapy at Schering AG. "With
Avaden(R) we will offer another innovative product that takes the individual needs of women in the climacteric into account."
Avaden(R) is a sequential combined oral therapy which is highly effective in the control of menopausal symptoms and osteoporosis prevention. Treatment with Avaden(R) not only prevents bone loss, but also increases bone mineral density.

Avaden(R) also induces a favorable bleeding pattern with predictable and regular cyclical bleeding and a low incidence of intermenstrual bleeding. Avaden(R) will be available in two dosage options;
Avaden(R) 1 (1 mg estradiol/0.025mg gestodene) and Avaden(R) 2 (2 mg estradiol/0.050 mg gestodene).

Schering will initiate the approval of Avaden(R) in other European union member states in a mutual recognition procedure with France acting as reference state.

ENDIT

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Florian Boehle - Pharma Communication:
Tel.: +49-30-468 114 32;
Fax: +49-30-468 167 10;
eMail: florian.boehle@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


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Acquisition of French radiopharmaceutical company CIS bio
international finalised
Berlin, Germany, January 3, 2002; Schering AG, Germany (FSE: SCH,
NYSE: SHR), has acquired the remaining 40 percent of CIS bio international S.A. (CIS) from Areva S.A., France. This transaction complements Schering AG's 60 percent ownership interest in CIS, which was acquired in 2000. Schering AG now wholly owns the company. CIS specialises in the development, production, marketing and distribution of radiopharmaceuticals for diagnosis and therapy. CIS also has a strong portofolio and reputation in the in-vitro diagnostic field, radioimmunology and drug screening.

"The acquisition and integration of CIS into Schering AG's worldwide activities supports Schering AG's strategy to become a substantial player in the global radiopharmaceutical market," said Hans-Michael Rook, Head of Diagnostics and Radiopharmaceuticals at Schering AG. "The area of oncological radiopharmaceuticals presents a particularly attractive opportunity given Schering AG's existing expertise in oncology and the potential for synergies between its diagnostics and therapeutics businesses."

ENDIT

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, January 3, 2002
Schering AG
Corporate Communication
For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de